EXHIBIT 23.3

CONSENT OF EXPERT

Reference is made to my technical report dated December 23, 2011 titled NI43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina (the “Report”).

In connection with the Registration Statement on Form S-8 of Silver Standard Resources Inc. dated December 14, 2012 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Robert Bruce Kennedy, consent to the use of my name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.

I have read the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the preparation of the Report.

Yours truly,

/s/ Robert Bruce Kennedy
Robert Bruce Kennedy, P.E.